UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Teletouch Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87951V 10 7

(CUSIP Number)

Copy to:

Marcus D. Wedner Jill Rose Tappert

Continental Illinois Venture Corporation Arnold & Porter

231 South LaSalle Street 370 Seventeenth Street, Suite 4500

Chicago, IL 60697 Denver, CO 80202

(312) 828-8021 (303) 863-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 28, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
CUSIP No. ......................................87951V 10 7
1. 1.	Names of Reporting Persons Bank of America Corporation I.R.S. Identification Nos. of above persons (entities only)
2. 2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / X /
3. 3.	SEC Use Only
4. 4.	Source of Funds (See Instructions) N/A
5. 5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6. 6.	Citizenship or Place of Organization Delaware

Number of	7. Sole Voting Power 0
Shares Beneficially Owned by	8. Shared Voting Power 5,307,404
Each Reporting Person	9. Sole Dispositive Power 0
With	10. Shared Dispositive Power 5,307,404
11. 11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,307,404
12. 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / X /
13. 13.	Percent of Class Represented by Amount in Row (11) 54.2%
14. 14.	Type of Reporting Person (See Instructions) CO

CUSIP No. ......................................87951V 10 7
1. 1.	Names of Reporting Persons NB Holding Corporation I.R.S. Identification Nos. of above persons (entities only)
2. 2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / X /
3. 3.	SEC Use Only
4. 4.	Source of Funds (See Instructions) N/A
5. 5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6. 6.	Citizenship or Place of Organization Delaware

Number of	7. Sole Voting Power 0
Shares Beneficially Owned by	8. Shared Voting Power 5,307,404
Each Reporting Person	9. Sole Dispositive Power 0
With	10. Shared Dispositive Power 5,307,404
11. 11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,307,404
12. 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / X /
13. 13.	Percent of Class Represented by Amount in Row (11) 54.2%
14. 14.	Type of Reporting Person (See Instructions) CO

CUSIP No. ......................................87951V 10 7
1. 1.	Names of Reporting Persons Bank of America, National Association I.R.S. Identification Nos. of above persons (entities only)
2. 2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / X /
3. 3.	SEC Use Only
4. 4.	Source of Funds (See Instructions) N/A
5. 5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6. 6.	Citizenship or Place of Organization United States

Number of	7. Sole Voting Power 0
Shares Beneficially Owned by	8. Shared Voting Power 5,307,404
Each Reporting Person	9. Sole Dispositive Power 0
With	10. Shared Dispositive Power 5,307,404
11. 11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,307,404
12. 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / X /
13. 13.	Percent of Class Represented by Amount in Row (11) 54.2%
14. 14.	Type of Reporting Person (See Instructions) CO

CUSIP No. ......................................87951V 10 7
1. 1.	Names of Reporting Persons Continental Illinois Venture Corporation I.R.S. Identification Nos. of above persons (entities only)
2. 2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) / X / (b) / /
3. 3.	SEC Use Only
4. 4.	Source of Funds (See Instructions) WC
5. 5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6. 6.	Citizenship or Place of Organization Delaware

Number of	7. Sole Voting Power 5,307,404
Shares Beneficially Owned by	8. Shared Voting Power 0
Each Reporting Person	9. Sole Dispositive Power 5,307,404
With	10. Shared Dispositive Power 0
11. 11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,307,404
12. 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / X /
13. 13.	Percent of Class Represented by Amount in Row (11) 54.2%
14. 14.	Type of Reporting Person (See Instructions) CO

CUSIP No. ......................................87951V 10 7
1. 1.	Names of Reporting Persons CIVC Partners I I.R.S. Identification Nos. of above persons (entities only)
2. 2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) / X / (b) / /
3. 3.	SEC Use Only
4. 4.	Source of Funds (See Instructions) WC, BK
5. 5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6. 6.	Citizenship or Place of Organization Delaware

Number of	7. Sole Voting Power 511,763
Shares Beneficially Owned by	8. Shared Voting Power 0
Each Reporting Person	9. Sole Dispositive Power 511,763
With	10. Shared Dispositive Power 0
11. 11.	Aggregate Amount Beneficially Owned by Each Reporting Person 511,763
12. 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
13. 13.	Percent of Class Represented by Amount in Row (11) 10.0%
14. 14.	Type of Reporting Person (See Instructions) PN

CUSIP No. ......................................87951V 10 7
1. 1.	Names of Reporting Persons Marcus D. Wedner I.R.S. Identification Nos. of above persons (entities only)
2. 2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / X /
3. 3.	SEC Use Only
4. 4.	Source of Funds (See Instructions) N/A
5. 5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6. 6.	Citizenship or Place of Organization United States

Number of	7. Sole Voting Power 6,666
Shares Beneficially Owned by	8. Shared Voting Power 511,763
Each Reporting Person	9. Sole Dispositive Power 6,666
With	10. Shared Dispositive Power 511,763
11. 11.	Aggregate Amount Beneficially Owned by Each Reporting Person 518,429
12. 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / X /
13. 13.	Percent of Class Represented by Amount in Row (11) 10.1%
14. 14.	Type of Reporting Person (See Instructions) IN

CUSIP No. ......................................87951V 10 7
1. 1.	Names of Reporting Persons Daniel G. Helle I.R.S. Identification Nos. of above persons (entities only)
2. 2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / X /
3. 3.	SEC Use Only
4. 4.	Source of Funds (See Instructions) N/A
5. 5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6. 6.	Citizenship or Place of Organization United States

Number of	7. Sole Voting Power 0
Shares Beneficially Owned by	8. Shared Voting Power 511,763
Each Reporting Person	9. Sole Dispositive Power 0
With	10. Shared Dispositive Power 511,763
11. 11.	Aggregate Amount Beneficially Owned by Each Reporting Person 511,763
12. 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
13. 13.	Percent of Class Represented by Amount in Row (11) 10.0%
14. 14.	Type of Reporting Person (See Instructions) IN

CUSIP No. ......................................87951V 10 7
1. 1.	Names of Reporting Persons Sue C. Rushmore I.R.S. Identification Nos. of above persons (entities only)
2. 2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / X /
3. 3.	SEC Use Only
4. 4.	Source of Funds (See Instructions) N/A
5. 5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6. 6.	Citizenship or Place of Organization United States

Number of	7. Sole Voting Power 0
Shares Beneficially Owned by	8. Shared Voting Power 511,763
Each Reporting Person	9. Sole Dispositive Power 0
With	10. Shared Dispositive Power 511,763
11. 11.	Aggregate Amount Beneficially Owned by Each Reporting Person 511,763
12. 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
13. 13.	Percent of Class Represented by Amount in Row (11) 10.0%
14. 14.	Type of Reporting Person (See Instructions) IN

CUSIP No. ......................................87951V 10 7
1. 1.	Names of Reporting Persons Thomas E. VanPelt, Jr. I.R.S. Identification Nos. of above persons (entities only)
2. 2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / X /
3. 3.	SEC Use Only
4. 4.	Source of Funds (See Instructions) N/A
5. 5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6. 6.	Citizenship or Place of Organization United States

Number of	7. Sole Voting Power 7,332
Shares Beneficially Owned by	8. Shared Voting Power 511,763
Each Reporting Person	9. Sole Dispositive Power 7,332
With	10. Shared Dispositive Power 511,763
11. 11.	Aggregate Amount Beneficially Owned by Each Reporting Person 519,095
12. 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
13. 13.	Percent of Class Represented by Amount in Row (11) 10.1%
14. 14.	Type of Reporting Person (See Instructions) IN

CUSIP No. ......................................87951V 10 7
1. 1.	Names of Reporting Persons Christopher J. Perry I.R.S. Identification Nos. of above persons (entities only)
2. 2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / X /
3. 3.	SEC Use Only
4. 4.	Source of Funds (See Instructions) N/A
5. 5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6. 6.	Citizenship or Place of Organization United States

Number of	7. Sole Voting Power 6,666
Shares Beneficially Owned by	8. Shared Voting Power 511,763
Each Reporting Person	9. Sole Dispositive Power 6,666
With	10. Shared Dispositive Power 511,763
11. 11.	Aggregate Amount Beneficially Owned by Each Reporting Person 518,429
12. 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
13. 13.	Percent of Class Represented by Amount in Row (11) 10.1%
14. 14.	Type of Reporting Person (See Instructions) IN

Introductory Statement

The previous disclosures by the Filing Persons on Schedule 13D, filed April 26, 1996, as amended August 30, 1996 and June 26, 2001 ("Amendment No. 2" and, collectively, the "Previous Disclosure"), are further amended by this Amendment No. 3 to Schedule 13D (this "Amendment").

All defined terms used but not defined herein have the meanings set forth in Amendment No. 2.

The information set forth in the Previous Disclosures is amended by this Amendment only as specifically stated.

The Filing Persons hereby make a single joint filing pursuant to Rule 13d-1(k). Information with respect to each of the Filing Persons is given solely by such Filing Persons, and no Filing Person assumes responsibility for the accuracy or completeness of information by another Filing Person. By their signatures on this Amendment, each of the Filing Persons agrees that this Amendment is filed on behalf of such Filing Persons.

The Filing Persons expressly disclaim that they have agreed to act as a Group other than as described in this Amendment or the Previous Disclosure. As disclosed in the Previous Disclosure, certain of the General Partners have positions with both CIVC and CIVC Partners I. CIVC, CIVC Partners I, and the General Partners, however, have not agreed to act as a Group other than as described in this Amendment or the Previous Disclosure. CIVC and CIVC Partners I have agreed to act as a Group regarding the disposition of shares of Common Stock as described in Items 4 and 5 of Amendment No. 2.

Item 2. Identity and Background

Item 2 is amended to make the following change:

A. NATURAL PERSONS

On August 28, 2001, Wedner resigned his position as a Director of the Company and on August 31, 2001, VanPelt resigned his position as a Director of the Company.

Item 4. Purpose of Transaction

Item 4 is amended to add the following:

On August 28, 2001, for the purpose of disposing of their interests in the securities of the Company, CIVC and CIVC Partners I entered into an Option and Securities Purchase Agreement among TLL Partners, L.L.C., CIVC Partners I and CIVC, dated as of August 24, 2001 (the "Option Agreement").

The Option Agreement provides that the termination of the Stockholders Agreement is a condition to the exercise of the Option (as defined below).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

Pursuant to the Option Agreement, TLL Partners, L.L.C. ("Purchaser") acquired the option to purchase all securities of the Company directly owned by CIVC and CIVC Partners I (the "Option"). The Option is exercisable immediately and shall expire on May 24, 2002 (the "Expiration Date").

The aggregate purchase price of the Option was $100,000, $50,000 of which was paid to CIVC and CIVC Partners I on August 28, 2001, and $50,000 of which shall be paid to CIVC and CIVC Partners I on or before November 23, 2001. If the Option has not already been exercised, the Option shall expire if the second installment of the purchase price is not paid on or before November 23, 2001.

The exercise price of the Option is $795,818.40, subject to certain reductions if certain other stockholders of the Company do not agree to issue an option to Purchaser pursuant to an adoption of the Option Agreement. The purchase price of the Option may be applied to the exercise price of the Option.

As stated above in Item 2, pursuant to the Option Agreement, Wedner and VanPelt resigned their positions as directors of the Company. CIVC and CIVC Partners I may not designate additional members to the Board of Directors of the Company unless Purchaser approves of such designation. In addition, the stock options held by Wedner, VanPelt and Perry shall be canceled immediately prior to an exercise of the Option.

Pursuant to the Option Agreement, prior to the Expiration Date, CIVC and CIVC Partners I shall not convert, exchange, or exercise any securities of the Company owned by them and will not consent to or allow such conversion or exercise by any of their affiliates.

The summary of the Option Agreement referred to in this Item 6 is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of such agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Statement of Filing Persons pursuant to Rule 13d-1(k) - See Signature Page hereof

Exhibit B - Option and Securities Purchase Agreement among TLL Partners, L.L.C., CIVC Partners I and CIVC, dated as of August 24, 2001.

Statement of Joint Filing

Each of the Filing Persons hereby agrees that this Amendment is filed on behalf of each of the Filing Persons.

Signature Page

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

By:

/s/ James H. Hance, Jr. September 4, 2001

Name: James H. Hance, Jr.

Title: Chief Financial Officer and

Vice Chairman of the Board

Bank of America, National Association

By:

/s/ James H. Hance, Jr. September 4, 2001

Name: James H. Hance, Jr.

Title: Vice Chairman of the Board

Continental Illinois Venture Corporation

By:

/s/ Christopher J. Perry September 4, 2001

Name: Christopher J. Perry

Title: President and Managing Director

CIVC Partners I

By:

/s/ Marcus D. Wedner September 4, 2001

Name: Marcus D. Wedner

Title: General Partner

NB Holdings Corporation

By:

/s/ James H. Hance, Jr. September 4, 2001

Name: James H. Hance, Jr.

Title: Vice Chairman of the Board

/s/ Marcus D. Wedner September 4, 2001

Marcus D. Wedner

/s/ Daniel G. Helle September 4, 2001

Daniel G. Helle

/s/ Sue C. Rushmore September 4, 2001

Sue C. Rushmore

/s/ Thomas E. VanPelt, Jr. September 4, 2001

Thomas E. VanPelt, Jr.

/s/ Christopher J. Perry September 4, 2001

Christopher J. Perry

Exhibit B

OPTION AND SECURITIES PURCHASE AGREEMENT

AMONG

TLL PARTNERS, L.L.C.,

CIVC PARTNERS I

AND

CONTINENTAL ILLINOIS VENTURE CORPORATION

Dated as of August 24, 2001

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS 1

Section 1.1 Definitions 1

Section 1.2 Other Terms 3

ARTICLE II PURCHASE AND SALE OF OPTION 3

Section 2.1 Purchase and Sale of Option 3

Section 2.2 The Purchase Price 4

Section 2.3 The Initial Closing 4

Section 2.4 Delivery 4

Section 2.5 Director Resignations 5

ARTICLE III REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SELLERS 5

Section 3.1 Title 5

Section 3.2 Organization and Qualification 5

Section 3.3 Power and Authority 5

Section 3.4 Enforceability 5

Section 3.5 No Default or Consents 5

Section 3.6 Litigation 6

Section 3.7 Brokers, etc. 6

Section 3.8 Bankruptcy 6

Section 3.9 Disposition Decision 6

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASER 6

Section 4.1 Organization and Qualification 6

Section 4.2 Power and Authority 6

Section 4.3 Enforceability 6

Section 4.4 No Default or Consents 6

Section 4.5 Brokers, etc. 6

Section 4.6 Investment 6

Section 4.7 Nature of Purchaser 7

ARTICLE V CONDITIONS PRECEDENT TO INITIAL CLOSING 7

Section 5.1 Conditions Precedent to Obligations of the Purchaser 7

Section 5.2 Conditions Precedent to Obligations of Sellers 8

ARTICLE VI COVENANTS 8

Section 6.1 Cooperation 8

Section 6.2 Corporate and Other Actions 8

Section 6.3 No Solicitations 8

Section 6.4 Consents 9

ARTICLE VII MISCELLANEOUS 9

Section 7.1 Survival of Provisions 9

Section 7.2 Indemnification 9

Section 7.3 Termination 9

Section 7.4 No Waiver; Modifications in Writing 10

Section 7.5 Communications 10

Section 7.6 Expenses 11

Section 7.7 Execution in Counterparts 11

Section 7.8 Binding Effect; Assignment 11

Section 7.9 Entire Agreement 11

Section 7.10 Brokers and Agents 11

Section 7.11 Public Announcements 11

Section 7.12 Governing Law 11

Section 7.13 Further Assurances 11

Section 7.14 Severability of Provisions 11

Section 7.15 Headings 11

Section 7.16 Time 12

Exhibits

Exhibit A — Wire Transfer Instructions

Exhibit B — Form of Release

Exhibit C — Legal Opinion of Sellers' Counsel

Schedules

Schedule 2.1(a) — Sellers' Ownership of Teletouch Securities and Purchase Price Payable to Sellers

Schedule 2.1(b) — Allocation of Option Payments to Sellers

Schedule 2.2 — Portion of Purchase Price Payable at Closing

OPTION AND SECURITIES PURCHASE AGREEMENT

This OPTION AND SECURITIES PURCHASE AGREEMENT dated as of August 24, 2001 (the "Agreement"), is by and among TLL Partners, L.L.C., a Delaware limited liability company (the "Purchaser"), CIVC Partners I, a Delaware limited partnership ("Partners") and Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"). CIVC and Partners are referred to herein as the "Sellers."

In consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning:

"Acquisition Proposal" means any proposal for a sale or other business transaction to which any Seller is a party relating to the direct or indirect acquisition of any equity interest in the Teletouch Securities other than the transactions contemplated by this Agreement.

"Action" means any lawsuit, action, proceeding, investigation or complaint before any Governmental Authority, mediator or arbitrator.

"Adoption Agreement" has the meaning set forth in Section 2.1(a).

"Affiliate" means, when used with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, and as to any Person who is an individual, that Person's relatives who are a spouse, parent, child, grandparent or sibling. For the purposes of this definition, "control", when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agreement" means this Agreement, as the same may be amended, supplemented or modified from time to time in accordance with the terms hereof.

"Assignment of Interest" means an instrument to be executed and delivered at Closing by each of the Sellers assigning and transferring their interests in the Teletouch Securities and in such form as is usual and customary for the type of transactions contemplated by this Agreement.

"Business Day" means a day that is not a Saturday or Sunday, or any other day on which banking institutions in Chicago, Illinois are obligated by law, regulation or executive order to open.

"CIVC" has the meaning set forth in the introductory paragraph to this Agreement.

"Closing" has the meaning set forth in Section 2.3.

"Commission" means the United States Securities and Exchange Commission.

"Consequential Damages" has the meaning set forth in Section 7.2(c).

"Constituent Documents" has the meaning set forth in Section 7.9.

"Corporation" means any corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, business trust, trust or unincorporated organization.

"Credit Agreement" means the Amended and Restated Credit Agreement by and between Teletouch Communications, Inc. and Chase Manhattan Bank, N.A. dated as of January 26, 1998, as amended from time to time through the date of this Agreement.

"First Option Payment" has the meaning set forth in Section 2.1(b).

"Governmental Authority" means any federal, native American Indian, state, province, county, city, municipal or other political subdivision or government, department, commission, board, bureau, court, agency or any other instrumentality of any of them.

"Lender Consents" means the required consents to the transactions contemplated by this Agreement of the lending institutions that are parties to the Credit Agreement.

"Option" has the meaning set forth in Section 2.1(a)

"Option Expiration Date" has the meaning set forth in Section 2.1(a).

"Option Period" has the meaning set forth in Section 2.1(a).

"Other Sellers" shall mean, collectively, Leonard G. Friedel, Bruce C. Stevens, Celeste G. Stevens, Andrew J. Bahnfleth, Mark D. Fleming and the Patricia K. Fleming Trust, and individually, any of the foregoing.

"Partners" has the meaning set forth in the introductory paragraph to this Agreement.

"Person" means any individual, Corporation or Governmental Authority.

"Purchase Price" has the meaning set forth in Section 2.1(a).

"Purchaser" has the meaning set forth in the introductory paragraph to this Agreement.

"Second Option Payment" has the meaning set forth in Section 2.1(b).

"Second Option Payment Date" has the meaning set forth in Section 2.1(b).

"Securities Act" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

"Sellers" has the meaning set forth in the introductory paragraph to this Agreement and, except as used in Section 2.1(b) and 2.2 or as the context of this Agreement otherwise requires, shall include each of the Other Sellers upon each such Other Seller's execution of an Adoption Agreement.

"State" means each of the states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

"Stock Powers" shall mean the instruments evidencing the assignment and transfer of any portion of the Teletouch Securities in such form as is usual and customary for the transfer of securities.

"Stockholders Agreement" has the meaning set forth in Section 5.1(j).

"Taxes" means all taxes, charges, fees, levies and all other governmental fees and charges of any nature whatsoever and however denominated, imposed by any Governmental Authority, including all interest, additions and penalties with respect thereto.

"Teletouch" means Teletouch Communications, Inc., a Delaware corporation.

"Teletouch Common Stock" shall mean the common stock, $0.001 par value per share, of Teletouch.

"Teletouch Common Stock Warrants" shall mean all outstanding warrants to purchase Teletouch Common Stock.

"Teletouch Notes" shall mean each of the 14.4% Junior Subordinated Notes dated August 3, 1995, issued by Teletouch and payable, respectively, in the original principal amounts to CIVC, Partners and the Other Sellers as indicated on Schedule 2.1(a).

"Teletouch Securities" shall mean (a) that number of shares of Teletouch Common Stock, Teletouch Series A Preferred Stock and Teletouch Series B Preferred Stock, and those Teletouch Common Stock Warrants and Teletouch Series B Preferred Stock Warrants held, in each case, by one or more of the Sellers and the Other Sellers and (b) that portion of the Teletouch Note held by one or more of the Sellers and the Other Sellers, in the case of both (a) and (b), all as set forth on Schedule 2.1(a) hereto.

"Teletouch Series A Preferred Stock" shall mean the Series A 14% Cumulative Preferred Stock, $0.001 par value per share, of Teletouch.

"Teletouch Series B Preferred Stock" shall mean the Series B Preferred Stock, $0.001 par value per share, of Teletouch.

"Teletouch Series B Preferred Stock Warrants" shall mean all outstanding warrants to purchase Teletouch Series B Preferred Stock.

"Termination Date" has the meaning set forth in Section 7.1.

"Warrant Holders" shall mean Marcus D. Wedner, Thomas E. VanPelt, Jr. and Christopher J. Perry as holders of Teletouch Common Stock Warrants.

Section 1.2 Other Terms. Whenever the context requires, the words used herein shall include the masculine, feminine and the neuter gender, and the singular and plural. All references to sections and articles shall be to sections or articles of this Agreement, except as otherwise specified.

ARTICLE II

PURCHASE AND SALE OF OPTION

Section 2.1 Grant and Purchase of Option.

(a) Subject to the terms and conditions hereof, each Seller, respectively, grants to Purchaser an option, and agrees to use its reasonable efforts to have each of the Other Sellers grant to Purchaser an option, to purchase for the consideration payable to each Seller as set forth on Schedule 2.1(a) and for an aggregate consideration of $800,000 payable to Sellers and all Other Sellers ("Purchase Price") the Teletouch Securities as applicable and as set forth on Schedule 2.1(a) hereto beside each such Seller's and Other Seller's name (collectively, the "Options" and as to each Seller, the "Option"). Unless terminated earlier pursuant to paragraph (b) below of this Section 2.1, the Options shall expire at 6:00 p.m. Central Standard Time on May 24, 2002 (such period from the date hereof until such date referred to herein as the "Option Period" and such expiration date and time referred to herein as the "Option Expiration Date") and may be exercised at any time prior to the Option Expiration Date unless earlier terminated pursuant to the terms of this Agreement. The Option Expiration Date shall be extended to the day immediately following the Closing Date if the Closing Date (as determined pursuant to Section 2.3 below) is to occur on a date after the initially designated Option Expiration Date. Subsequent to the date hereof, Other Sellers shall evidence their grant of an Option with respect to Teletouch Securities held by them by executing and delivering to Purchaser an adoption agreement in such form as is reasonably satisfactory to Purchaser whereby such Other Seller (i) agrees to sell its Teletouch Securities to Purchaser in consideration for the portion of the Purchase Price payable to such Other Seller as provided in this Agreement, (ii) makes essentially the same representations and warranties of the Sellers as set forth in Article III hereof and (iii) otherwise agrees to be bound by the terms and conditions of this Agreement as though it were an original party hereto ("Adoption Agreement").

(b) In consideration for the grant of the Option in Section 2.1(a) above, Purchaser agrees to pay to Sellers $100,000 in the aggregate. No cash consideration shall be paid for the grant of an Option by any of the Other Sellers. Upon execution of this Agreement, Purchaser shall pay Sellers the aggregate sum of $50,000, allocated to each of the Sellers in the amounts set forth on Schedule 2.1(b) hereto ("First Option Payment"). Not later than the first Business Day following the date that is ninety (90) days after the date hereof ("Second Option Payment Date"), Purchaser shall pay Sellers an additional $50,000, allocated to each of Sellers in the amounts set forth on Schedule 2.1(b) hereto ("Second Option Payment"). Payment of the First Option Payment and the Second Option Payment shall be made by wire transfer in same-day funds to the accounts of the Sellers as set forth on Exhibit A hereto. If the Second Option Payment is not made as of the Second Option Payment Date, the Options granted hereby shall automatically terminate. If the Options terminate pursuant to the preceding sentence, then (i) none of the parties hereto shall have any further rights or obligations under this Agreement as of the date of such termination of the Options, and (ii) Sellers shall be entitled to retain the First Option Payment.

Section 2.2 The Purchase Price. Purchaser shall be entitled to exercise the Options on the Closing Date. Subject to the terms and conditions hereof, Purchaser shall exercise the Options by paying (by wire transfer of same-day funds) the Purchase Price to the Sellers and to those Other Sellers who have executed Adoption Agreements, allocated to each Seller and such Other Sellers in the amounts set forth beside the name of such Seller on Schedule 2.2 hereto. The amount of the First Option Payment and the amount of the Second Option Payment (if the Second Option Payment is made prior to the Closing Date) shall be credited to the portion of the Purchase Price payable to Sellers and the amount of the wire transfers reduced accordingly. To the extent that all Teletouch Securities held by a Person who is one of the Other Sellers are not tendered by such Other Seller for sale to Purchaser hereunder pursuant to an Adoption Agreement, that portion of the Purchase Price payable to CIVC shall be reduced by an amount determined to be the difference between (a) the amount as of the Closing Date of the outstanding balance of all unpaid principal and accrued interest owed under the Teletouch Note held by such Other Seller and (b) the amount of the Purchase Price that otherwise would have been paid to such Other Seller as set forth in Schedule 2.2.

Section 2.3 The Closing. Purchaser's exercise of the Options will occur at the Closing ("Closing") to be held at the offices of Bracewell & Patterson, L.L.P., 711 Louisiana St., Suite 2900, Houston, Texas at 9:00 A.M. Central Standard Time, on the tenth Business Day after the date on which Purchaser has given notice ("Exercise Notice") to Sellers of its exercise of the Options, or at such other time and place as the Purchaser and Sellers may agree. Unless this Agreement is otherwise terminated, Purchaser shall give the Exercise Notice at any time after the date hereof and prior to the Option Expiration Date. The date and time at which the Closing is to be concluded is the "Closing Date."

Section 2.4 Deliveries at Closing.

Section 2.4.1 Deliveries by Purchaser. At the Closing, Purchaser shall make the following deliveries to Sellers:

(a) Purchaser shall deliver that portion of the Purchase Price payable to Sellers (reduced by the First Option Payment and by the Second Option Payment if such was paid to the Sellers) by wire transfer of funds to accounts set forth in Exhibit A or as otherwise designated by Sellers to Purchaser in writing at least three (3) Business Days prior to the Closing Date;

(b) Purchaser shall execute and deliver to Sellers the Release in the form attached as Exhibit B hereto; and

(c) Purchaser shall make each of the other deliveries required by Section 5.2 below.

Section 2.4.2 Deliveries by Seller. At the Closing, Sellers shall make the following deliveries to Purchaser:

(a) Each Seller shall execute and deliver an Assignment of Interest and Stock Power to Purchaser in usual and customary form for the transfers contemplated by this Agreement together with the delivery of the Teletouch Securities held by such Seller;

(b) Each Seller shall execute and deliver the Release; and

(c) Sellers shall make each of the other deliveries required by Section 5.1 below.

Section 2.5 Director Resignations. Within seven (7) days of the date hereof, CIVC shall cause each person who is a CIVC or Partners designee to the Board of Directors of Teletouch to resign as a director of Teletouch and shall not designate a replacement thereof (or cause or allow any such replacement to be designated) unless such designee has been approved in writing by Purchaser.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SELLERS

Each Seller, severally and not jointly, represents and warrants to the Purchaser as follows:

Section 3.1 Title. Seller has good and valid title to the Teletouch Securities held by it, and owns such Teletouch Securities free and clear from all liens, security interests, options, charges, claims, mortgages, deeds of trusts, or other encumbrances of any kind provided, however, that the Teletouch Securities of Partners are subject to a purchase money security interest that shall be released at Closing. The Teletouch Securities constitute all of the interests, rights or ownership of the Seller in any equity or debt securities or debt instruments of Teletouch.

Section 3.2 Organization and Qualification. Seller is duly formed, validly existing and in good standing under the laws of the state of its incorporation or formation, as applicable, and has all requisite power and authority carry on its business as such business is currently being conducted.

Section 3.3 Power and Authority. Seller has all requisite power and authority to enter into this Agreement and all other agreements, conveyances, documents, instruments and certificates to be delivered by Seller pursuant to this Agreement and to perform the obligations hereunder and thereunder, and the execution, delivery and performance of this Agreement and such documents by Seller have been duly and validly authorized by all necessary action.

Section 3.4 Enforceability. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforcement may be limited by laws affecting the rights of creditors generally and legal and equitable limitations on the availability of specific remedies.

Section 3.5 No Default or Consents. Neither the execution and delivery of this Agreement or any document or instrument executed and delivered in connection therewith, nor the consummation of the transactions contemplated herein will (a) conflict with or result in a breach, default or violation of or require consent under (i) the organizational documents of Seller, or (ii) any material contract, lease, instrument or mortgage to which such Seller is a party or by which Seller is bound; or (b) result in the creation of any lien or security interest upon the Teletouch Securities, including but not limited to, a right to purchase the Teletouch Securities. The failure of any person not a party hereto to authorize or approve this Agreement will not give any person the right to enjoin, rescind or otherwise prevent or impede the sale of the Teletouch Securities to Purchaser in accordance with the terms of this Agreement or to obtain damages from, or any other judicial relief against, Purchaser as a result of the transactions carried out by Seller in accordance with the provisions of this Agreement.

Section 3.6 Litigation. There is not pending or, to the knowledge of Seller, threatened, any suit, action, arbitration, demand, investigation or legal, administrative or other governmental proceeding against or affecting Seller in connection with Seller's execution and delivery of this Agreement or the consummation of the transactions contemplated herein.

Section 3.7 Brokers, etc. No broker or investment banker acting on behalf of Seller or under the authority of Seller is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from Seller in connection with any of the transactions contemplated herein.

Section 3.8 Bankruptcy. There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or to Seller's knowledge, threatened against Seller.

Section 3.9 Disposition Decision. Seller (a) is an "accredited investor" within the meaning of Rule 501 under the Securities Act, (b) by reason of its business and financial experience (or that of its owner) has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating a decision to sell the Teletouch Securities held by it and (c) has had available to it such information regarding Teletouch and the Teletouch Securities as it deems appropriate and necessary in order to enter into this Agreement for the sale and transfer of such Teletouch Securities.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers as follows:

Section 4.1 Organization and Qualification. Purchaser is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware.

Section 4.2 Power and Authority. Purchaser has all requisite power and authority to enter into this Agreement and all other agreements, conveyances, documents, instruments and certificates to be delivered by it pursuant to this Agreement and to perform its obligations hereunder and thereunder, and the execution, delivery and performance of this Agreement and such documents by it have been duly and validly authorized by all necessary action.

Section 4.3 Enforceability. This Agreement has been duly and validly executed and delivered by Purchaser, constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by applicable laws affecting the rights of creditors generally and legal and equitable limitations on the availability of specific remedies.

Section 4.4 No Default or Consents. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will conflict with or result in a breach, default or violation of or require consent under (a) the organizational documents of Purchaser, or (b) any material contract or agreement to which Purchaser is a party or by which it is bound.

Section 4.5 Brokers, etc. No broker or investment banker acting on behalf of Purchaser or under the authority of Purchaser is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from Purchaser in connection with any of the transactions contemplated herein.

Section 4.6 Investment. The Purchaser understands that the Teletouch Securities have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act or unless an exemption from such registration is available. Purchaser represents and warrants to Sellers that the Teletouch Securities are being acquired for investment purposes, for its own account and with no intention of distributing or reselling the Teletouch Securities in violation of federal or State securities laws. If Purchaser should in the future decide to dispose of any of the Teletouch Securities, Purchaser understands and agrees that it may do so only in compliance with the Securities Act and applicable State securities laws, as then in effect.

Section 4.7 Nature of Purchaser. The Purchaser represents and warrants to the Sellers that (a) it is an "accredited investor" within the meaning of Rule 501 under the Securities Act and (b) by reason of its business and financial experience (or that of its owners) it has such knowledge, sophistication and experience in business and financial matters, so as to be capable of evaluating the merits and risks of the prospective investment in the Teletouch Securities, and is able to bear the economic risk of such investment.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

Section 5.1 Conditions Precedent to Obligations of the Purchaser. The obligation of Purchaser to purchase the Teletouch Securities at Closing is subject to the satisfaction or waiver of the following conditions on the Closing Date:

(a) each Seller shall have furnished Purchaser with a certified copy of resolutions adopted by the Board of Directors, general partner or other governing entity of such Seller approving the execution, delivery and performance of this Agreement and the transactions and other documents and instruments contemplated thereby;

(b) the representations and warranties made by Sellers herein shall be true and correct in all material respects at the time they were made and as of the Closing Date with the same effect as though such representations and warranties had been made at and as of the Closing Date; Sellers shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by then at or prior to the Closing Date, and Purchaser shall have received a certificate from each Seller certifying as to the foregoing executed by a duly authorized representative of such Seller and dated as of the Closing Date;

(c) the purchase of and payment for the Teletouch Securities (i) shall not be prohibited or enjoined (temporarily or permanently) by any Governmental Authority pursuant to any applicable law or governmental regulation nor shall any Action seeking such prohibition or injunction be pending and (ii) shall not subject Purchaser to any material penalty or, in its reasonable judgment, other onerous conditions under or pursuant to any applicable law or governmental regulation;

(d) Purchaser shall have received from counsel to CIVC and Partners a legal opinion dated the Closing Date, addressing the matters set forth Exhibit C;

(e) All Teletouch Common Stock Warrants held by the Warrant Holders shall have been cancelled at no cost or expense to either Teletouch or Purchaser in consideration for the release referenced in Section 5.2(e) below and with the written agreement of the Warrant Holders, and evidence of such cancellation satisfactory to Purchaser shall be delivered to Purchaser by Sellers at the Closing;

(f) All certificates and instruments representing the Teletouch Securities shall have been duly transferred to Purchaser and delivered by Sellers in accordance with the terms of the Assignment of Interest and/or Stock Powers pursuant to Section 2.4.2 above;

(g) Sellers shall have executed and delivered applicable Assignments of Interest and/or Stock Powers;

(h) Sellers shall have executed and delivered a release in favor of Purchaser, Teletouch and the directors and officers of Teletouch in the form attached as Exhibit B hereto;

(i) the Sellers shall have received all necessary Lender Consents; and

(j) the Stockholders Agreement dated August 3, 1995, to which Partners, CIVC, Robert M. McMurrey, Teletouch and GM Holdings, LLC are parties, among others (the "Stockholders Agreement"), shall have been terminated.

Section 5.2 Conditions Precedent to Obligations of Sellers. The obligations of Sellers to sell and transfer the Teletouch Securities hereunder is subject to the satisfaction or waiver of the following conditions on the Closing Date:

(a) Purchaser shall have furnished Sellers with a certified copy of resolutions duly adopted by the members of the Purchaser, approving the execution, delivery and performance of this Agreement and the transactions and other documents and instruments contemplated thereby;

(b) the representations and warranties made by Purchaser herein shall be true and correct in all material respects at the time they were made and as of the Closing Date with the same effect as though such representations and warranties had been made at and as of the Closing Date; Purchaser shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Sellers shall have received a certificate certifying as to the foregoing executed by a duly authorized representative of the Purchaser and dated as of the Closing Date;

(c) the sale of the Teletouch Securities (i) shall not be prohibited or enjoined (temporarily or permanently) by any Governmental Authority pursuant to any applicable law or governmental regulation, nor shall any Action seeking such prohibition or injunction be pending and (ii) shall not subject any Seller to any material penalty or, in its reasonable judgment, other onerous condition under or pursuant to any applicable law or governmental regulation;

(d) Purchaser shall have paid to each Seller the portion of the Purchase Price payable to such Seller; and

(e) Purchaser and Teletouch shall have delivered a release in favor of Sellers and the directors and officers of Sellers, if any, in the form attached as Exhibit B hereto.

ARTICLE VI

COVENANTS

Section 6.1 Cooperation. Subject to the terms and conditions of this Agreement and applicable law, the parties shall consult and cooperate with each other in (a) obtaining all consents, approvals, waivers, permits, authorizations and approvals of Governmental Authorities and other Persons and (b) providing all such information concerning such party and its Affiliates as may be necessary or reasonably requested in connection with any of the foregoing, all as may be necessary for the consummation as promptly as practicable of the transactions contemplated hereby. Notwithstanding anything herein which may be construed to the contrary, Purchaser agrees to cooperate with and permit Partners to take reasonable actions necessary, at no expense to Purchaser or Teletouch, to structure the sale of Teletouch Securities by Partners in a manner designed to provide Partners with the most favorable tax treatment and enable Partners to use the sale of Teletouch Securities in the most tax efficient manner (including without limitation the transfer to CIVC of such Teletouch Securities prior to the Closing Date); provided, however, that (i) Purchaser does not agree to take any actions that would adversely affect Purchaser or Teletouch in any way, financial or otherwise; (ii) Purchaser does not agree to take any actions that are violative of any law or any agreement, instrument or other document to which Purchaser and/or Teletouch is a party; (iii) any transfer by Sellers of Teletouch Securities shall be null and void unless each Person to whom Teletouch Securities are transferred signs an adoption agreement upon such transfer whereby such Person adopts and accepts all duties, liabilities and obligations of Sellers under this Agreement, including the obligation to execute and deliver the Release referred to in Section 5.1(h) of this Agreement and the obligation to terminate the Stockholders Agreement as provided in Section 5.1(j) of this Agreement, with the same force and effect as if such Person were originally a party hereto and named as a Seller herein; and (iv) in the event that Sellers transfer any or all Teletouch Securities, Sellers agree to execute and deliver the Release referred to in Section 5.1(h) of this Agreement.

Section 6.2 Corporate and Other Actions. Prior to the Closing Date, Sellers shall use all commercially reasonable efforts to fulfill their obligations under this Agreement.

Section 6.3 No Solicitations. Sellers will not take, nor will they permit any Affiliate of any Seller (or authorize or permit any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of any Seller or any such Affiliate) to take, directly or indirectly, any action to (i) solicit, encourage, negotiate, assist or otherwise facilitate any offer or inquiry from any Person concerning an Acquisition Proposal ("Competing Transaction") or (ii) enter into any agreement, arrangement or understanding (a) which binds such Seller to a Competing Transaction or (b) requires any Seller to abandon, terminate or fail to consummate the transactions contemplated by this Agreement.

Section 6.4 Consents. Prior to the Closing, as reasonably requested by Purchaser, Sellers shall use commercially reasonable efforts to cooperate with and assist Purchaser in Purchaser's efforts to secure all necessary consents, approvals, exemptions and waivers from third parties (including Governmental Authorities) and to give all required notices to enable Sellers to sell the Teletouch Securities to Purchaser, consummate the Closing or to prevent the sale of Teletouch Securities from causing a breach of, or default under, or a termination of, any contract, lease license or other agreement.

Section 6.5 Stock Conversion. Prior to the Option Expiration Date, Sellers shall not convert or exchange any of the Teletouch Securities or exercise any warrants or rights of conversion with respect to the Teletouch Securities and will not consent to or allow such conversion or exercise by any of their Affiliates.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Survival of Provisions. The representations and warranties of the parties set forth in this Agreement shall survive for six months after the Closing Date, and the right of a party to initiate any action for breach of this Agreement shall terminate on the date that is six months following the Closing Date (the "Termination Date"). If a party has notified the other party in writing of any bona fide claim based upon any breach prior to the Termination Date (which notice shall describe in reasonable detail the basis of such claim), the rights of such party under Section 7.2 shall be deemed to survive the Termination Date for such purposes until such claim has been finally resolved.

Section 7.2 Indemnification/Specific Performance.

(a) After the Closing, each Seller shall indemnify and hold Purchaser harmless from and against any damages, losses, costs, expenses, expenditures, claims and liabilities, including reasonable counsel fees and reasonable expenses of investigation, defending and prosecuting litigation or arbitration (collectively, the "Damages"), suffered by Purchaser as a result of, caused by, or arising out of, the breach of any covenant, representation or warranty of such Seller in this Agreement, provided that in no event will a Seller be liable to Purchaser in an amount exceeding the portion of the Purchase Price payable to such Seller (or Other Seller) reduced by the amount of the First Option Payment paid to such Seller.

(b) Purchaser shall indemnify and hold Sellers harmless from and against any and all Damages suffered by any Seller (and the Other Sellers who execute an Adoption Agreement) as a result of, caused by, or arising out of, the breach of any covenant, representation or warranty of Purchaser in this Agreement, provided that in no event will the Purchaser be liable to any Seller in an amount exceeding the portion of the Purchase Price paid to such Seller reduced (with respect to CIVC and Partners) by the amount of the First Option Payment and, if made, by the amount of the Second Option Payment. Sellers' sole remedy for failure of the Purchaser to make the Second Option Payment as of the Second Option Payment Date shall be the automatic termination of this Agreement and Sellers' right to retain the First Option Payment.

(c) Without affecting the rights of a party to recovery of actual, direct Damages, under no circumstances shall any party be liable for consequential, incidental, indirect, punitive, exemplary or special damages (collectively, "Consequential Damages") resulting from any cause whatsoever, whether arising in contract, warranty, tort (including negligence), strict liability, indemnity or otherwise. It is expressly agreed that no failure by a party to fulfill any condition hereof shall constitute a failure of essential purpose entitling the other party to Consequential Damages.

(d) Notwithstanding any other provision hereof to the contrary, no indemnifying party shall be liable for any breach of any representation, warranty or covenant herein unless the Damages for each breach exceeds $5,000 individually and the Damages for all breaches exceeds $25,000 and provided that as an indemnifying party (i) the Purchaser shall be liable only for the amount by which all such Damages exceed $25,000 and (ii) the Sellers shall be liable only for the amount by which all such Damages exceed $50,000.

(e) Sellers acknowledge that (i) the Teletouch Securities are unique and specifically identifiable and possess value peculiar to themselves because, inter alia, they represent an amount of securities that could transfer control of Teletouch to the Purchaser and (ii) the Teletouch Securities (other than the Teletouch Common Stock) are not readily available in the open market. Sellers also acknowledge that they have been advised by Purchaser that Purchaser is negotiating to acquire the senior indebtedness of Teletouch and that exercise of the Options is directly related to and dependent upon such acquisition of indebtedness. Accordingly, Sellers agree that in the event that the Purchaser acquires such senior indebtedness and the Closing does not occur thereafter solely because of the failure of Sellers to perform their obligations hereunder (i) monetary damages and any other remedy at law will not be adequate to compensate Purchaser for such breach or failure to close because, inter alia, the assessment of monetary damages is impractical and too speculative, (ii) Purchaser shall be entitled to specific performance as the remedy for such breach without the necessity of proving inadequacy of legal remedies or irreparable harm, or posting bond, (iii) Sellers waive any objection to the remedy of specific performance, (iv) Sellers agree that the granting of specific performance by any court will not be deemed to be harsh or oppressive to any Seller who is ordered specifically to perform its obligations under this Agreement, and (v) in connection with any action for specific performance, Purchaser shall be entitled to reasonable attorneys' fees and other costs of prosecuting such action. The right to seek specific performance hereunder shall not preclude the Purchaser from seeking indemnification for breaches of representations and warranties that it may be entitled to following the Closing under Section 7.2(a) of this Agreement. In the event that the Purchaser acquires the senior indebtedness of Teletouch and the Closing does not occur thereafter solely because of the failure of Sellers to perform their obligations hereunder, if the remedy of specific performance is unavailable to Purchaser, the provisions of Section 7.2(a) above shall apply even though the Closing has not occurred.

Section 7.3 Termination. This Agreement may be terminated:

(a) by the Purchaser by written notice to CIVC if any of the conditions specified in Section 5.1 of this Agreement have not been met or waived pursuant to the terms of this Agreement on or prior to the earlier to occur of (i) the Closing Date or (ii) the Option Expiration Date;

(b) by the unanimous written agreement of the Sellers if any of the conditions specified in Section 5.2 of this Agreement have not been met or waived by them pursuant to the terms of this Agreement on or prior to the earlier to occur of (i) the Closing Date or (ii) the Option Expiration Date; or

(c) upon the failure of Purchaser to make the Second Option Payment on or prior to the Second Option Payment Date.

Section 7.4 No Waiver; Modifications in Writing. No failure or delay on the part of a Seller or the Purchaser in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are exclusive of any remedies that may be available to the Seller or the Purchaser at law or in equity or otherwise. Except as otherwise provided herein, no amendment, waiver, consent, modification or termination of any provision of this Agreement shall be effective unless signed by the Sellers and the Purchaser. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the from the terms of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given.

Section 7.5 Notices. All notices and demands provided for hereunder shall be in writing, and shall be given by telecopy (confirmed by overnight courier), air courier guaranteeing overnight delivery or personal delivery. Notice shall be sent to the following addresses:

If to the Purchaser:

TLL Partners, L.L.C.

110 North College, Suite 1111

Tyler, Texas 75702

Attention: Robert M. McMurrey

Telecopier: 903-596-8393

With a copy to:

Thomas D. Manford III

Bracewell & Patterson, L.L.P.

South Tower Pennzoil Place

711 Louisiana, Suite 2900

Houston, Texas 77002

Telecopier: 713-222-3217

and, if to the Sellers:

Continental Illinois Venture Corporation

231 S. LaSalle Street

Chicago, Illinois 60697

Attention: Marcus D. Wedner

Telecopier: 312-987-0887

or to such other address as the Sellers or the Purchaser may designate in writing. All such notices and communications and all notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt acknowledged, if telecopied; and on the next Business Day if timely delivered to an air courier guaranteeing overnight delivery.

Section 7.6 Expenses. Each of the parties shall be responsible for and pay its own expenses incurred or imposed by law in connection with the transactions contemplated by this Agreement, except that up to $25,000 of the legal fees and expenses incurred in the aggregate by the Sellers and/or the Warrant Holders directly in connection with the transactions contemplated by this Agreement shall be paid by Purchaser to CIVC (as agent for Sellers for this purpose only) within a reasonable time (not to exceed 45 days) after receipt by Purchaser from CIVC of an invoice of Sellers' counsel. The amount of all such fees paid by Purchaser shall be refunded to Purchaser promptly by CIVC (as agent for Sellers) in the event that this Agreement is terminated pursuant to Section 7.3(a) above.

Section 7.7 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

Section 7.8 Binding Effect; Assignment. This Agreement shall be binding upon the Sellers and the Purchaser, and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement, and their respective successors and permitted assigns. Neither party may assign any or all of its rights, privileges and obligations hereunder without the prior written consent of the other party.

Section 7.9 Entire Agreement. This Agreement (including the schedules and exhibits hereto) and the documents delivered pursuant to this Agreement (the "Constituent Documents") constitute the entire agreement and understanding between the Seller and the Purchaser related to the subject matter hereof and supersede any prior agreement, document or understanding related to the subject matter hereof. Each party to this Agreement agrees that (a) the other party to this Agreement (including its agents and representatives) has made no representation, warranty, covenant or agreement to or with such party relating to the transactions contemplated hereby, other than those expressly set forth in the Constituent Documents and (b) such party has not relied upon any representation, warranty, covenant or agreement relating to the transactions contemplated hereby, other than those expressly set forth in the Constituent Documents.

Section 7.10 Brokers and Agents. Each party to this Agreement agrees to indemnify the other party hereto against all Damages arising out of claims for fees or commissions or brokers employed or alleged to have been employed by such indemnifying party.

Section 7.11 Public Announcements. The parties to this Agreement shall consult with each other regarding any public announcement or statement with respect to this Agreement or the transactions contemplated hereby and no party shall issue any public announcement or other statement with respect to the existence of this Agreement or the transactions contemplated hereby without the prior consent, which shall not be withheld unreasonably, of the other party, unless required by applicable law or regulation or order of a court of competent jurisdiction.

Section 7.12 Governing Law. THE LAWS OF THE STATE OF DELAWARE SHALL GOVERN THIS AGREEMENT WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

Section 7.13 Further Assurances. After the Closing, Sellers and Purchaser will execute any documents, instruments or conveyances that may be reasonably necessary to effectuate the transfer of the Teletouch Securities.

Section 7.14 Severability of Provisions. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting or impairing the validity or enforceability of such provision in any other jurisdiction.

Section 7.15 Headings. The Article and Section headings and Table of Contents used or contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

Section 7.16 Time. Time is of the essence in this Agreement.

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

TLL Partners, L.L.C

By: /s/ Robert McMurrey

Name: Robert McMurrey

Title:

CIVC Partners I

By: /s/ Marcus D. Wedner

Name: Marcus D. Wedner

Title: General Partner

Continental Illinois Venture Corporation

By: /s/ Marcus D. Wedner

Name: Marcus D. Wedner

Title: Managing Director

SCHEDULE 2.1(a)

Sellers' Ownership of Teletouch Securities

Sellers And Other Sellers	Teletouch Common Stock	Teletouch Series A Preferred Stock	Teletouch Series B Preferred Stock	Teletouch Common Stock Warrants (expressed in number of shares subject to exercise)	Teletouch Series B Preferred Stock Warrants (expressed in number of shares subject to exercise)	Teletouch Note (original principal amount on August 3, 1995)
CIVC	---	11,818	---	2,660,840	324,173	$7,878,600
Partners	295,649	1,313	36,019	---	---	$875,400
Leonard G. Friedel		15	---	---	---	$10,000
Bruce C. Stevens		9	---	---	---	$6,000
Celeste G. Stevens		9	---	---	---	$6,000
Andrew J. Bahnfleth		6	---	---	---	$4,000
Mark D. Fleming		15	---	---	---	$10,000
Patricia K. Fleming Trust		15	---	---	---	$10,000

Portion of Aggregate Purchase Price Payable to Each Seller

CIVC $716,236.64 (89.5295%)

Partners 79,581.76 (9.94772%)

Leonard G. Friedel 909.04 (.11363%)

Bruce C. Stevens 545.44 (.06818%)

Celeste G. Stevens 545.44 (.06818%)

Andrew J. Bahnfleth 363.60 (.04545%

Mark D. Fleming 909.04 (.11363%)

Patricia K. Fleming Trust 909.04 (.11363%)

Total $ 800,000.00

SCHEDULE 2.1(b)

Allocation of Option Payments to Sellers

Seller	First Option Payment	Second Option Payment
CIVC	$45,000	$45,000
CIVC Partners I	$5,000	$5,000

SCHEDULE 2.2

Portion of Purchase Price Payable at Closing

Seller	Amounts Paid on Closing Date*	Amounts Paid on Closing Date**
CIVC	$671,236.64	$626,236.64
CIVC Partners I	$74,581.76	$69,581.76

* If Options are exercised prior to Second Option Payment Date.

** If Options are exercised after payment of Second Option Payment.

Other Sellers	Amounts Paid on Closing Date
Leonard G. Friedel	$909.04
Bruce C. Stevens	$545.44
Celeste G. Stevens	$545.44
Andrew J. Bahnfleth	$363.60
Mark D. Fleming	$909.04
Patricia K. Fleming Trust	$909.04

EXHIBIT A

Wire Transfer Accounts

CIVC: Bank of America, NT&SA

ABA #121000358

For Credit to: Continental Illinois Venture Corporation

Account No: 12339-25160

Partners: Bank of America, NT&SA

ABA #121000358

For Credit to: Continental Illinois Venture Corporation

Account No: 12339-25160

EXHIBIT B

FORM OF RELEASE

This Mutual Release ("Release") is made and entered into as of the __ day of _____________, 200__, by and among Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), CIVC Partners I, a Delaware limited partnership ("Partners"), each of the other signatories of this Release under the heading "Sellers" on the signature pages hereto (collectively with Partners and CIVC, the "Sellers"), TLL Partners, LLC, a Delaware limited liability company ("Purchaser"), Teletouch Communications, Inc., a Delaware corporation ("Teletouch"), Marcus D. Wedner ("Wedner"), a resident of the State of __________, Thomas E. VanPelt, Jr. ("VanPelt"), a resident of the State of ___________, and Christopher J. Perry ("Perry"), a resident of the State of ______________.

RECITALS

WHEREAS, pursuant to the Option and Securities Agreement dated as of August 24, 2001, by and among Purchaser and the Sellers (the "Agreement") each Seller granted Purchaser an option to buy all of such Seller's respective right, title and interest in the Teletouch Securities (as defined in the Agreement); and

WHEREAS, Purchaser has exercised the option in accordance with the Agreement and has purchased the Teletouch Securities effective as of the date hereof; and

WHEREAS, Wedner, VanPelt and Perry ("CIVC Representatives") either have or have had a relationship with CIVC and Partners during such time that CIVC and Partners owned Teletouch Securities and as a result of such relationship have each served on the Board of Directors of Teletouch; and

WHEREAS, the parties hereto desire to achieve finality regarding the Sellers' and the CIVC Representatives' respective relationships with Teletouch;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Agreement and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, and on the terms and subject to the conditions contained herein, the signatories hereto hereby agree as follows. All defined terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

ARTICLE I

EFFECTIVENESS OF RELEASE

This Release is effective at the time of the completion of the Closing of the purchase and sale of the Teletouch Securities on the Closing Date pursuant to the Agreement.

ARTICLE II

MUTUAL RELEASES

Section 2.1 Release by Sellers. Except as provided in Section 3.4 below, the Sellers and the CIVC Representatives (on behalf of themselves and each of their successors, assigns and Affiliates), hereby release, acquit and discharge Purchaser, Teletouch and each of their personal representatives, affiliated companies, employees, former employees, agents, attorneys, certified public accountants, financial advisors, legal representatives, general partners, limited partners, officers, directors, shareholders, successors, and assigns including Robert M. McMurrey (the "Other Parties"), of and from any and all existing known and unknown claims, demands, and causes of action for all existing known and unknown damages (including, without limitation, punitive and exemplary damages) and remedies, which have accrued or may accrue to any of the Sellers or CIVC Representatives on account of any matter related to the Teletouch Securities or any Seller's or CIVC Representative's relationship with Teletouch as a holder of the Teletouch Securities or, subject to Section 3.4, as an owner, director or officer or former owner, director or officer of Teletouch, including but not limited to, all claims, demands, and causes of action of any nature, whether in contract or in tort, whether based upon intentional or non-intentional conduct, or arising under or by virtue of any statute or regulation, that are now recognized by law or that may be created or recognized in the future by any manner, including but not limited to causes of action for: all actual damages, all exemplary and punitive damages, all penalties of any kind, any claim of injury, including claims of breach of fiduciary duty, attorneys fees, expenses, and prejudgment and post-judgment interest, whether arising before or after the Closing Date and whether such claims are heretofore or hereafter accruing, whether asserted or unasserted, known or unknown, that any Seller or CIVC Representative now have or in the future may have against Purchaser, Teletouch and the Other Parties (collectively, the "Released Parties"), other than any breach of this Release.

Section 2.2 Release by Purchaser and Teletouch. Except as provided in Section 3.4 below, the Purchaser and Teletouch (on behalf of themselves and each of their successors, assigns and Affiliates) hereby release, acquit and discharge the Sellers and the CIVC Representatives and each of their personal representatives, affiliated companies, employees, former employees, agents, attorneys, certified public accountants, financial advisors, legal representatives, general partners, limited partners, officers, directors, shareholders, successors, and assigns (the "Other Seller Parties"), of and from any and all existing known and unknown claims, demands, and causes of action for all existing known and unknown damages (including, without limitation, punitive and exemplary damages) and remedies, which have accrued or may accrue to the Purchaser or Teletouch on account of any matter related to the Teletouch Securities or any Seller's or CIVC Representative's relationship with Teletouch, including a relationship as a holder of the Teletouch Securities or as an owner, director or officer or former owner, director or officer of Teletouch, including but not limited to all claims, demands, and causes of action of any nature, whether in contract or in tort, whether based upon intentional or non-intentional conduct, or arising under or by virtue of any statute or regulation, that are now recognized by law or that may be created or recognized in the future by any manner, including but not limited to causes of action for: all actual damages, all exemplary and punitive damages, all penalties of any kind, any claim of injury, including claims of breach of fiduciary duty, attorneys fees, expenses, and prejudgment and post-judgment interest, whether arising before or after the Closing Date and whether such claims are heretofore or hereafter accruing, whether asserted or unasserted, known or unknown, that Purchaser or Teletouch now have or in the future may have against the Sellers and the Other Seller Parties (collectively, the "Seller Released Parties"), other than any breach of this Release, other than any breach of this Release.

Section 2.3 Authority of Signatories. (a) Each of the Sellers and the CIVC Representatives expressly warrants to the Released Parties that it is legally competent and if an entity has the corporate, partnership or trust power and authority to execute this Release, that it is authorized to bind itself and its affiliates to the terms and provision of this Release and by executing this Release hereby binds itself and its affiliates to the terms and provisions hereof, that it has not made any promise or agreement to Teletouch or the Purchaser except as expressed in this Release or pursuant to the Agreement nor has it made any promise or agreement contrary thereto, that its execution, delivery and performance of this Release does not conflict with or result in default under any other agreement to which it is a party, that each Seller and CIVC Representative is relying on its own judgment and is represented by an attorney of its own choosing in this matter or had the opportunity to be represented by an attorney of its own choosing in this matter, that respective attorney for each has explained the contents of this Release to it and explained the legal consequences of this Release, and that each Seller and CIVC Representative understands that this Article II shall, at the Closing Date, operate as a full, complete, and final release and settlement of all possible claims and causes of action relating to the matters discussed herein, except as otherwise expressly provided herein.

(b) Each of the Purchaser and Teletouch expressly warrants to the Seller Released Parties that it is legally empowered to execute this Release, that it is authorized to bind itself and its affiliates to the terms and provision of this Release and by executing this Release hereby binds its affiliates to the terms and provisions hereof, that neither Purchaser nor Teletouch has made any promise or agreement to any Seller or CIVC Representative except as expressed in this Release, or pursuant to the Agreement, nor have they made any promise or agreement contrary thereto, that their execution, delivery and performance of this Release does not conflict with or result in a default under any other agreement to which they are a party, that Purchaser and Teletouch are relying on their own judgment and each is represented by an attorney of its own choosing in this matter, that Purchaser's and Teletouch's attorneys have explained the contents of this Release to them and explained the legal consequences of this Release, and that Purchaser and Teletouch understand that this Article II shall, at the Closing Date, operate as a full, complete, and final release and settlement of all possible claims and causes of action relating to the matters discussed herein, except as otherwise expressly provided herein.

ARTICLE III

MISCELLANEOUS

Section 3.1 No Admission. Neither the execution nor the delivery of this Release, nor the performance of the terms hereof, by any of the parties hereto shall be considered an admission by any of them of any present or past wrongdoing or liability, and any and all such alleged admissions or liabilities are hereby expressly denied by all of the parties hereto.

Section 3.2 Ownership of Claims.

(a) Each of the Sellers and the CIVC Representatives warrant to the Released Parties that such party is the sole owner of, and it has not sold, assigned or otherwise transferred (with or without consideration) to any person, any claims, liabilities, demands, obligations, rights, damages, costs, expenses or causes of action or interests resulting from any matter, related to the Teletouch Securities and each Seller's and CIVC Representative's relationship with Teletouch as a holder of the Teletouch Securities, being released hereby.

(b) Each of Purchaser and Teletouch warrants to the Seller Released Parties that such party is the sole owner of, and it has not sold, assigned or otherwise transferred (with or without consideration) to any person, any claims, liabilities, demands, obligations, rights, damages, costs, expenses or causes of action, or interests resulting from any matter, related to the Teletouch Securities and Purchaser's relationship with Teletouch as a holder of the Teletouch Securities, being released hereby.

Section 3.3 Covenants Not to Sue. It is the intent of the parties that the mutual consideration received pursuant to this Release and the Agreement satisfies and finally resolves all controversies that have arisen or may arise between or among them in all capacities relating to or arising out of any matter related to the Teletouch Securities and the parties relationship with Teletouch as a holder of a Teletouch Security and each of the parties agrees that such controversies are hereby satisfied and resolved. It is expressly intended and agreed that no party hereto shall assert against any other party on his or its behalf, or on behalf of any person not a signatory hereto, any claim based on the matters encompassed by the mutual releases contained herein.

Section 3.4 Related Agreements. Notwithstanding anything contained herein to the contrary, this Release does not modify, release or in any way alter the obligations and liabilities of any party hereto under Sections 7.1 and 7.2 of the Agreement. Further, notwithstanding anything herein that may be construed to the contrary, this Release shall not restrict or limit the right of the CIVC Representatives to indemnification for claims of third parties within the coverage of any insurance policy issued to Teletouch for the benefit of its directors and officers, provided that such third party claims are not brought by or on behalf of any Seller, CIVC Representative or any of their respective Affiliates. The Certificate of Incorporation and the By-Laws of Teletouch shall contain the provisions with respect to indemnification and exculpation from liability set forth in Teletouch's Certificate of Incorporation and By-Laws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Closing Date were directors, officers, employees or agents of Teletouch, unless such modification is required by law. In addition, during such period, Teletouch shall use commercially reasonable efforts to maintain in effect its current directors' and officers' liability insurance covering those persons who are currently covered on the date of this Agreement by its directors' and officers' liability insurance policy (the "Indemnified Parties"); provided that (i) Teletouch may substitute for its current policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Closing Date or, if such insurance coverage is not otherwise available, cause Teletouch's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of this Agreement by any such insurance policy with respect to those matters covered by such insurance policy, and (ii) as used in this Section 3.4, "commercially reasonable efforts" shall take into account, inter alia, the cost of maintaining any insurance required under this Section 3.4 in relation to Teletouch's financial condition.

Section 3.5 Multiple Counterparts. This Release may be executed in multiple counterparts, each of which shall be deemed to be and have the same force and effect of an original, and all of which, taken together, shall constitute and be construed as a single agreement.

Section 3.6 Construction. This Release shall not be construed against any party because of such party's involvement in the preparation or drafting of this Release or the Agreement.

Section 3.7 Illegality. If any provision of this Release is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and shall in no way affect the validity or enforceability of this Release or any other provision herein.

Section 3.8 Entire Agreement. This Release constitutes the entire agreement among the parties as to the matters set forth herein and supersedes any and all prior agreements or representations with respect to such matters, whether written or oral, all of which are hereby waived, except for the agreements and representations referred to or set forth in this Release. The parties to this Release represent and agree that in deciding to enter into this Release, they have not relied on any information and/or representation from any other party or their agents that are not expressly contained in this Release and that each party has relied solely on its own judgment after obtaining advice of legal counsel who has read and explained to each such party the entire contents of this Release in full.

Section 3.9 Governing Law. THIS RELEASE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW. Each of the Sellers, CIVC Representatives, Purchaser and Teletouch irrevocably: (a) agrees that process may be served upon it in any manner authorized by the laws of the State of Texas for such signatory; and (b) covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.

IN WITNESS WHEREOF, each of the undersigned has signed, or caused one of its duly authorized representatives to sign, this Release as of the date first above written.

PURCHASER:

TLL PARTNERS, LLC

By:

Name:

Title:

SUBSCRIBED AND SWORN to before me by ____________________ on this _____ day of ______, 200_.

Notary Public, State of __________

TELETOUCH:

TELETOUCH COMMUNICATIONS, INC.

By:

Name:

Title:

SUBSCRIBED AND SWORN to before me by ____________________ on this _____ day of ____________, 200__.

Notary Public, State of __________

SELLERS:

CIVC Partners I

By:

Name:

Title:

SUBSCRIBED AND SWORN to before me by ____________________ on this _____ day of ____________, 200__.

Notary Public, State of __________

Continental Illinois Venture Corporation

By:

Name:

Title:

SUBSCRIBED AND SWORN to before me by ____________________ on this _____ day of ____________, 200__.

Notary Public, State of __________

Leonard G. Friedel

SUBSCRIBED AND SWORN to before me by Leonard G. Friedel on this _____ day of ____________, 200__.

Notary Public, State of __________

Bruce C. Stevens

SUBSCRIBED AND SWORN to before me by Bruce C. Stevens on this _____ day of ____________, 200__.

Notary Public, State of __________

Celeste G. Stevens

SUBSCRIBED AND SWORN to before me by Celeste G. Stevens on this _____ day of ____________, 200__.

Notary Public, State of __________

Andrew J. Bahnfleth

SUBSCRIBED AND SWORN to before me by Andrew J. Bahnfleth on this _____ day of ____________, 200__.

Notary Public, State of __________

Mark D. Fleming

SUBSCRIBED AND SWORN to before me by Mark D. Fleming on this _____ day of ____________, 200__.

Notary Public, State of __________

PATRICIA FLEMING TRUST

By:

Name:

Title:

SUBSCRIBED AND SWORN to before me by ____________________ on this _____ day of ____________, 200__.

Notary Public, State of __________

CIVC REPRESENTATIVES:

Marcus D. Wedner

SUBSCRIBED AND SWORN to before me by Marcus D. Wedner on this _____ day of ____________, 200__.

Notary Public, State of __________

Thomas E. VanPelt, Jr.

SUBSCRIBED AND SWORN to before me by ____________________ on this _____ day of ____________, 200__.

Notary Public, State of __________

Christopher J. Perry

SUBSCRIBED AND SWORN to before me by Christopher J. Perry on this _____ day of ____________, 200__.

Notary Public, State of __________

EXHIBIT C

Form of Legal Opinion of Sellers' Counsel

TLL Partners, L.L.C.

110 North College

Suite 1111

Tyler, Texas 75702

We are issuing this opinion letter in our capacity as special legal counsel to Continental Illinois Venture Corporation ("CIVC") and CIVC Partners I ("Partners") in response to the requirement in Section ______ of the Option and Securities Purchase Agreement dated as of August ___, 2001 (the "Agreement"), between CIVC, Partners and TLL Partners, L.L.C. (herein called "you").

Subject to the assumptions, qualifications, exclusions and other limitations which are identified in this letter and in the schedules attached to this letter, we advise you that:

1 CIVC is a corporation existing and in good standing under the General Corporation Law of the State of Delaware. Partners is a partnership formed and in good standing under the Delaware Revised Uniform Limited Partnership Act.

2 CIVC has the corporate power to enter into and perform its obligations under the Agreement. Partners has the partnership power to enter into and perform its obligations under the Agreement.

3 CIVC's board of directors and the board of directors of Partner's general partner each have adopted by requisite vote the resolutions necessary to authorize CIVC's and Partners' execution, delivery and performance of the Agreement and CIVC and Partners each have taken all other actions that may be required to be taken under their respective governing documents to execute and deliver the Agreement. No additional approval is required, in the case of CIVC, under its certificate of incorporation or bylaws or, in the case of Partners, under its equivalent governing documents.

4 Each of CIVC and Partners has duly executed and delivered the Agreement.

5 The Agreement is a valid and binding obligation of each of CIVC and Partners and is enforceable against CIVC and Partners in accordance with its terms.

6 The execution, delivery and performance of the Agreement by CIVC do not and will not conflict with or violate its Certificate of Incorporation or Bylaws and the execution, delivery and performance by Partners do not and will not conflict with or violate its certificate of formation or its partnership agreement.

In preparing this letter, we have relied without any independent verification upon the assumptions recited in Schedule B to this letter and upon: (i) information contained in certificates obtained from governmental authorities; (ii) factual information represented to be true in the Agreement; (iii) factual information provided to us in the Support Certificates signed and delivered to us as of the date hereof by CIVC and Partners, respectively; and (iv) factual information we have obtained from such other sources as we have deemed reasonable. We have assumed without investigation that there has been no relevant change or development between the dates as of which the information cited in the preceding sentence was given and the date of this letter and that the information upon which we have relied is accurate and does not omit disclosures necessary to prevent such information from being misleading. For purposes of each opinion in paragraph 1, we have relied exclusively upon a certificate issued by a governmental authority in each relevant jurisdiction, and such opinion is not intended to provide any conclusion or assurance beyond that conveyed by that certificate.

While we have not conducted any independent investigation to determine facts upon which our opinions are based or to obtain information about which this letter advises you, we confirm that we do not have any actual knowledge which has caused us to conclude that our reliance and assumptions cited in the preceding paragraph are unwarranted or that any information supplied in this letter is wrong. The term "actual knowledge" whenever it is used in this letter with respect to our firm means conscious awareness at the time this letter is delivered on the date it bears by Wendy L. Chronister, the only Kirkland & Ellis lawyer who had significant involvement with negotiation or preparation of the Agreement (herein called "our Designated Transaction Lawyer").

Our advice on every legal issue addressed in this letter is based exclusively on the internal law of Illinois or the federal law of the United States except that the opinions in paragraphs 1 through 4 are based on the Delaware General Corporation Law and the Delaware Revised Uniform Limited Partnership Act. Issues addressed by this letter may be governed in whole or in part by other laws, but we express no opinion as to whether any relevant difference exists between the laws upon which our opinions are based and any other laws which may actually govern. Our opinions are subject to all qualifications in Schedule A and do not cover or otherwise address any law or legal issue which is identified in the attached Schedule C or any provision in the Agreement of any type identified in Schedule D. Provisions in the Agreement which are not excluded by Schedule D or any other part of this letter or its attachments are called the "Relevant Agreement Terms."

Our advice on each legal issue addressed in this letter represents our opinion as to how that issue would be resolved were it to be considered by the highest court of the jurisdiction upon whose law our opinion on that issue is based. The manner in which any particular issue would be treated in any actual court case would depend in part on facts and circumstances particular to the case, and this letter is not intended to guarantee the outcome of any legal dispute which may arise in the future. It is possible that some Relevant Agreement Terms may not prove enforceable for reasons other than those cited in this letter should an actual enforcement action be brought, but (subject to all the exceptions, qualifications, exclusions and other limitations contained in this letter) such unenforceability would not in our opinion prevent you from realizing the principal benefits purported to be provided by the Relevant Agreement Terms.

This letter speaks as of the time of its delivery on the date it bears. We do not assume any obligation to provide you with any subsequent opinion or advice by reason of any fact about which our Designated Transaction Lawyer did not have actual knowledge at that time, by reason of any change subsequent to that time in any law covered by any of our opinions, or for any other reason. The attached schedules are an integral part of this letter, and any term defined in this letter or any schedule has that defined meaning wherever it is used in this letter or in any schedule to this letter.

You may rely upon this letter only for the purpose served by the provision in the Agreement cited in the initial paragraph of this letter in response to which it has been delivered. Without our written consent: (i) no person other than you may rely on this letter for any purpose; (ii) this letter may not be cited or quoted in any financial statement, prospectus, private placement memorandum or other similar document; (iii) this letter may not be cited or quoted in any other document or communication which might encourage reliance upon this letter by any person or for any purpose excluded by the restrictions in this paragraph; and (iv) copies of this letter may not be furnished to anyone for purposes of encouraging such reliance.

Sincerely,

Kirkland & Ellis

Schedule A

General Qualifications

All of our opinions ("our opinions") in the letter to which this Schedule is attached ("our letter") are subject to each of the qualifications set forth in this Schedule.

1. Bankruptcy and Insolvency Exception. Each of our opinions is subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other similar laws. This exception includes:

a. the Federal Bankruptcy Code and thus comprehends, among others, matters of turn-over, automatic stay, avoiding powers, fraudulent transfer, preference, discharge, conversion of a non-recourse obligation into a recourse claim, limitations on ipso facto and anti-assignment clauses and the coverage of pre-petition security agreements applicable to property acquired after a petition is filed;

b. all other Federal and state bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement and assignment for the benefit of creditors laws that affect the rights of creditors generally or that have reference to or affect only creditors of specific types of debtors;

c. state fraudulent transfer and conveyance laws; and

d. judicially developed doctrines in this area, such as substantive consolidation of entities and equitable subordination.

2. Equitable Principles Limitation. Each of our opinions is subject to the effect of general principles of equity, whether applied by a court of law or equity. This limitation includes principles:

a. governing the availability of specific performance, injunctive relief or other equitable remedies, which generally place the award of such remedies, subject to certain guidelines, in the discretion of the court to which application for such relief is made;

b. affording equitable defenses (e.g., waiver, laches and estoppel) against a party seeking enforcement;

c. requiring good faith and fair dealing in the performance and enforcement of a contract by the party seeking its enforcement;

d. requiring reasonableness in the performance and enforcement of an agreement by the party seeking enforcement of the contract;

e. requiring consideration of the materiality of (i) a breach and (ii) the consequences of the breach to the party seeking enforcement;

f. requiring consideration of the impracticability or impossibility of performance at the time of attempted enforcement; and

g. affording defenses based upon the unconscionability of the enforcing party's conduct after the parties have entered into the contract.

3. Other Common Qualifications. Each of our opinions is subject to the effect of rules of law that:

a. limit or affect the enforcement of provisions of a con-tract that purport to waive, or to require waiver of, the obligations of good faith, fair dealing, diligence and reasonable-ness;

b. provide that forum selection clauses in contracts are not necessarily binding on the court(s) in the forum selected;

c. limit the availability of a remedy under certain circumstances where another remedy has been elected;

d. provide a time limitation after which a remedy may not be enforced;

e. limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct, unlawful conduct, violation of public policy or litigation against another party determined adversely to such party;

f. may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange;

g. govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys' fees and other costs;

h. may permit a party that has materially failed to render or offer performance required by the contract to cure that failure unless (i) permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance, or (ii) it was important in the circumstances to the aggrieved party that performance occur by the date stated in the con-tract.

Schedule B

Assumptions

For purposes of our letter, we have relied, without investigation, upon each of the following assumptions:

4. CIVC and Partners (i) has the requisite title and rights to any property involved in the transactions effected under the Agreement (herein called the "Transactions").

5. You are existing and in good standing in your jurisdiction of organization.

6. The Agreement constitutes valid and binding obligations of yours and are enforceable against you in accordance with their terms (subject to qualifications, exclusions and other limitations similar to those applicable to our letter).

7. You have satisfied those legal requirements that are applicable to you to the extent necessary to entitle you to enforce the Agreement against CIVC and Partners.

8. Each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures (other than those of or on behalf of CIVC and Partners) on each such document are genuine.

9. There has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence.

10. The conduct of the parties to the Agreement has com-plied with any requirement of good faith, fair dealing and conscionability.

11. You have acted in good faith and without notice of any defense against the enforcement of any rights created by, or adverse claim to any property or security interest transferred or created as part of, the Transactions.

12. There are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course or prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Agreement.

13. The constitutionality or validity of a relevant statute, rule, regulation or agency action is not in issue.

14. All parties to the Transactions will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Agreement.

15. All agreements other than the Agreement with respect to which we have reviewed in connection with our letter would be enforced as written.

16. CIVC and Partners will not in the future take any discretionary action (including a decision not to act) permitted under the Agreement that would result in a violation of law or constitute a breach or default under any other agreements or court orders to which CIVC and Partners may be subject.

17. CIVC and Partners will in the future obtain all permits and governmental approvals required, and will in the future take all actions required, relevant to the consummation of the Transactions or performance of the Agreement.

18. All information required to be disclosed in connection with any consent or approval by CIVC's Board of Directors or stockholders (and equivalent governing group of Partners) and all other information required to be disclosed in connection with any issue relevant to our opinions has in fact been fully and fairly disclosed to all persons to whom it is required to be disclosed.

19. CIVC's certificate of incorporation and equivalent governing instrument of Partners, all amendments to such instruments, all resolutions adopted establishing classes or series of stock or other equity securities under such instruments, CIVC's bylaws and all amendments to its bylaws have been adopted in accordance with all applicable legal requirements.

20. Each person who has taken any action relevant to any of our opinions in the capacity of director or officer was duly elected to that director or officer position and held that position when such action was taken.

Schedule C

Excluded Law and Legal Issues

None of the opinions or advice contained in our letter covers or otherwise addresses any of the following laws, regulations or other governmental requirements or legal issues:

21 Federal securities laws and regulations (including the Investment Company Act of 1940 and all other laws and regulations administered by the United States Securities and Exchange Commission), state "Blue Sky" laws and regulations, and laws and regulations relating to commodity (and other) futures and indices and other similar instruments;

22. pension and employee benefit laws and regulations (e.g., ERISA);

23. Federal and state antitrust and unfair competition laws and regulations;

24. Federal and state laws and regulations concerning filing and notice requirements other than requirements applicable to charter-related documents such as a certificate of merger;

25. compliance with fiduciary duty requirements;

26. the statutes and ordinances, the administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the Federal, state or regional level -- e.g., water agencies, joint power districts, turnpike and tollroad authorities, rapid transit districts or authorities, and port authorities) and judicial decisions to the extent that they deal with any of the foregoing;

27. the characterization of a transaction as one involving the creation of a lien on real property or a security interest in personal property, the characterization of a contract as one in a form sufficient to create a lien or a security interest, the creation, attachment, perfection, priority or enforcement of a lien on real property or a security interest in personal property or matters involving ownership or title to any real or personal property;

28. fraudulent transfer and fraudulent conveyance laws;

29. Federal and state environmental laws and regulations;

30. Federal and state land use and subdivision laws and regulations;

31. Federal and state tax laws and regulations;

32. Federal patent, trademark and copyright, state trademark, and other Federal and state intellectual property laws and regulations;

33. Federal and state racketeering laws and regulations (e.g., RICO);

34. Federal and state health and safety laws and regulations (e.g., OSHA);

35. Federal and state labor laws and regulations;

36. Federal and state laws, regulations and policies concerning (i) national and local emergency, (ii) possible judicial deference to acts of sovereign states, and (iii) criminal and civil forfeiture laws;

37. other Federal and state statutes of general application to the extent they provide for criminal prosecution (e.g., mail fraud and wire fraud statutes);

38. any laws, regulations, directives and executive orders that prohibit or limit the enforceability of obligations based on attributes of the party seeking enforcement (e.g., the Trading with the Enemy Act and the International Emergency Economic Powers Act); and

39. the effect of any law, regulation or order which hereafter becomes effective.

We have not undertaken any research for purposes of determining whether CIVC, Partners or any of the Transactions which may occur in connection with the Agreement is subject to any law or other governmental requirement other than to those laws and requirements which in our experience would generally be recognized as applicable in the absence of research by lawyers in Illinois, and none of our opinions covers any such law or other requirement unless (i) our Designated Transaction Lawyer had actual knowledge of its applicability at the time our letter was delivered on the date it bears and (ii) it is not excluded from coverage by other provisions in our letter or in any Schedule to our letter.

Schedule D

Excluded Provisions

None of the opinions in the letter to which this Schedule is attached covers or otherwise addresses any of the following types of provisions which may be contained in the Transaction Agreement:

40. Choice-of-law provisions.

41. Covenants not to compete, including without limitation covenants not to interfere with business or employee relations, covenants not to solicit customers, and covenants not to solicit or hire employees.

42. Indemnification for negligence, willful misconduct or other wrongdoing or strict product liability or any indemnification for liabilities arising under securities laws.

43. Provisions mandating contribution towards judgments or settlements among various parties.

44. Waivers of (i) legal or equitable defenses, (ii) rights to damages, (iii ) rights to counter claim or set off, (iv) statutes of limitations, (v) rights to notice, (vi) the benefits of statutory, regulatory, or constitutional rights, unless and to the extent the statute, regulation, or constitution explicitly allows waiver, (vii) broadly or vaguely stated rights, and (viii) other benefits to the extent they cannot be waived under applicable law.

45. Provisions providing for forfeitures or the recovery of amounts deemed to constitute penalties, or for liquidated damages, acceleration of future amounts due (other than principal) without appropriate discount to present value, late charges, prepayment charges, interest upon interest, and increased interest rates upon default.

46. Time-is-of-the-essence clauses.

47. Provisions which provide a time limitation after which a remedy may not be enforced.

48. Confession of judgment clauses.

49. Agreements to submit to the jurisdiction of any particular court or other governmental authority (either as to personal jurisdiction and subject matter jurisdiction); provisions restricting access to courts; waiver of the right to jury trial; waiver of service of process requirements which would otherwise be applicable; and provisions otherwise purporting to affect the jurisdiction and venue of courts.

50. Provisions that attempt to change or waive rules of evidence or fix the method or quantum of proof to be applied in litigation or similar proceedings.

51. Provisions appointing one party as an attorney-in-fact for an adverse party or providing that the decision of any particular person will be conclusive or binding on others.

52. Provisions purporting to limit rights of third parties who have not consented thereto or purporting to grant rights to third parties.

53. Provisions which purport to award attorneys' fees solely to one party.

54. Arbitration agreements.

55. Provisions purporting to create a trust or constructive trust without compliance with applicable trust law.

56. Provisions relating to (i) insurance coverage requirements and (ii) the application of insurance proceeds and condemnation awards.

57. Provisions that provide for the appointment of a receiver.

58. Provisions or agreements regarding proxies, shareholders agreements, shareholder voting rights, voting trusts, and the like.

59. Confidentiality agreements.

60. Provisions in the Agreement requiring CIVC or Partners to perform its obligations under, or to cause any other person to perform its obligations under, or stating that any action will be taken as provided in or in accordance with, any agreement or other document other than the Agreement.

61. Provisions, if any, which are contrary to the public policy of any jurisdiction.